Filed Pursuant to Rule 424(b)(3)
File No. 333-151532

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST II, INC.
SUPPLEMENT NO. 7
DATED JULY 22, 2010
TO THE PROSPECTUS
DATED APRIL 24, 2009

This prospectus supplement (this “Supplement”) updates, modifies the prospectus of Lightstone Value Plus Real Estate Investment Trust II, Inc. (the “Company”), dated April 24, 2009 (the “Prospectus”), as previously supplemented by Supplement No. 6, dated July 16, 2010. This Supplement should be read in conjunction with the Prospectus and Supplement No. 6. This Supplement updates, modifies or supersedes certain information contained in the Prospectus and Supplement No. 6 as described below. This Supplement will be delivered with the Prospectus and Supplement No. 6.

The purpose of this Supplement is to provide an update to the composite of the Company’s board of directors and executive officers.

Board of Directors and Executive Officers

Effective July 16, 2010, Stephen H. Hamrick resigned from his positions as President of the Company. Also effective July 16, 2010, Peyton Owen was appointed as President of the Company by the Company’s board of directors. Mr. Owen will now serve as the President and Chief Operating Officer of the Company.

In order to reflect the current composition of the Company’s board of directors and executive officers and to update biographical information of management already contained in the Prospectus, the section of the Prospectus captioned “Management — Our Directors and Executive Officers” is replaced in its entirety with the following information:

Management

The following information replaces the section of our Prospectus captioned “Management — Our Directors and Executive Officers” on page 77 of the Prospectus.

Our Directors and Executive Officers

Pursuant to our charter, the term of office for each director is one year and until his or her successor is duly elected and qualifies. Pursuant to our bylaws, officers are elected annually, except that our Chief Executive Officer and President may appoint Vice-Presidents, Assistant Secretaries or Assistant Treasurers.

The following table sets forth information with respect to our directors and executive officers as of July 21, 2010.

Name	Age	Position and Office
David Lichtenstein	49	Chief Executive Officer and Chairman of the Board of Directors
Edwin J. Glickman	78	Director
George R. Whittemore	60	Director
Shawn R. Tominus	51	Director
Bruno de Vinck	64	Secretary and Director
Peyton Owen	53	President and Chief Operating Officer
Joseph Teichman	36	General Counsel
Donna Brandin	53	Chief Financial Officer and Treasurer

DAVID LICHTENSTEIN is the Chairman of our board of directors and Chief Executive Officer. Mr. Lichtenstein founded both American Shelter Corporation and The Lightstone Group. Since 1988 to the present, Mr. Lichtenstein has served as Chairman of the Board of Directors and Chief Executive Officer of The Lightstone Group, directing all aspects of the acquisition, financing and management of a diverse portfolio of multi-family, lodging, retail and industrial properties located in 25 states, the District of Columbia and Puerto Rico. Since 2004 to the present, Mr. Lichtenstein has served as the Chairman of the Board of Directors and Chief Executive Officer of Lightstone Value Plus Real Estate Investment Trust, Inc. and Lightstone Value Plus REIT LLC, its advisor. Mr. Lichtenstein also presently serves as the Chairman of the board of trustees of Prime Group Realty Trust, a publicly registered REIT trading on the NYSE, as well as Prime Retail, private company. Mr. Lichtenstein is the president and/or director of various subsidiaries of Extended Stay that filed Chapter 11 protection with Extended Stay. Mr. Lichtenstein is also a member of the International Council of Shopping Centers and NAREIT. Mr. Lichtenstein has been selected to serve as a director due to his extensive experience and networking relationships in the real estate industry, along with his experience in acquiring and financing real estate properties.

EDWIN J. GLICKMAN is one of our independent directors and the Chairman of our audit committee. Since 2004 to the present, Mr. Glickman has served as a member of the board of directors of Lightstone Value Plus Real Estate Investment Trust, Inc. In January 1995, Mr. Glickman co-founded Capital Lease Funding, a leading mortgage lender for properties net leased to investment grade tenants, where he remained as Executive Vice President until May 2003. Mr. Glickman was previously a trustee of publicly traded RPS Realty Trust from October 1980 through May 1996 and Atlantic Realty Trust from May 1996 to March 2006. Mr. Glickman graduated from Dartmouth College. Mr. Glickman has been selected to serve as a director due to his extensive experience in mortgage lending and finance.

GEORGE R. WHITTEMORE is one of our independent directors. Since July 2006 to the present, Mr. Whittewmore has served as a member of the board of directors of Lightstone Value Plus Real Estate Investment Trust, Inc. Mr. Whittemore also presently serves as Audit Committee Chairman of Prime Group Realty Trust, as a Director of Village Bank Financial Corporation in Richmond, Virginia and as a Director of Supertel Hospitality, Inc. in Norfolk, Nebraska, all publicly traded companies. Mr. Whittemore previously served as President and Chief Executive Officer of Supertel Hospitality Trust, Inc. from November 2001 until August 2004 and as Senior Vice President and Director of both Anderson & Strudwick, Incorporated, a brokerage firm based in Richmond, Virginia, and Anderson & Strudwick Investment Corporation, from October 1996 until October 2001. Mr. Whittemore has also served as a Director, President and Managing Officer of Pioneer Federal Savings Bank and its parent, Pioneer Financial Corporation, from September 1982 until August 1994, and as President of Mills Value Adviser, Inc., a registered investment advisor. Mr. Whittemore is a graduate of the University of Richmond in Virginia. Mr. Whittemore has been selected to serve as a director due to his extensive experience in accounting, banking, finance and real estate.

SHAWN R. TOMINUS is one of our independent directors. Since July 2006 to the present, Mr. Tominus has served as a member of the board of directors of Lightstone Value Plus Real Estate Investment Trust, Inc. Mr. Tominus is the founder and President of Metro Management, a real estate investment and management company founded in 1994 which specializes in the acquisition, financing, construction and redevelopment of residential, commercial and industrial properties. He also serves as a member of the audit committee of Prime Group Realty Trust, a publicly traded REIT located in Chicago. Mr. Tominus has over 25 years experience in real estate and serves as a national consultant focusing primarily on market and feasibility analysis. Prior to his time at Metro Management, Mr. Tominus held the position of Senior Vice President at Kamson Corporation, where he managed a portfolio of over 5,000 residential units as well as commercial and industrial properties. Mr. Tominus has been selected to serve as a director due to his extensive experience in and networking relationships in the real estate industry, along with his experience in acquisitions, construction and redevelopment.

BRUNO DE VINCK is our Secretary and a Director. Mr. de Vinck is a Senior Vice President with The Lightstone Group, and has been employed by the Lightstone Group since April 1994 to the present. Since 2004 to the present, Mr. de Vinck also has served as Chief Operating Officer, Senior Vice President, Secretary and a member of the board of directors of Lightstone Value Plus Real Estate Investment Trust, Inc. and Lightstone Value Plus REIT LLC, its advisor. Mr. de Vinck is also presently a Director of the privately held Park Avenue Bank and Prime Group Realty Trust, a publicly registered REIT. Mr. de Vinck was previously General Manager of JN Management Co. from November 1992 to January 1994, AKS Management Co., Inc. from September 1988 to July 1992 and Heritage Management Co., Inc. from May 1986 to September 1988. In addition, Mr. de Vinck worked as Senior Property Manager at Hekemien & Co. from May 1975 to May 1986, as a Property Manager at Charles H. Greenthal & Co. from July 1972 to June 1975 and in sales and residential development for McDonald & Phillips Real Estate Brokers from May 1970 to June 1972. From July 1982 to July 1984 Mr. de Vinck was the founding president of the Ramsey Homestead Corp., a not-for-profit senior citizen residential health care facility, and, from July 1984 until October 2004, was Chairman of its board of directors. Mr. de Vinck studied Architecture at Pratt Institute and then worked for the Bechtel Corporation from February 1966 to May 1970. Mr. de Vinck is also a director of certain subsidiaries of Extended Stay that filed for Chapter 11 protection with Extended Stay. Mr. de Vinck has been selected to serve as a director due to his extensive experience in the real estate industry.

PEYTON OWEN is our President and Chief Operating Officer and also serves as President and Chief Operating Officer of The Lightstone Group. Prior to joining The Lightstone Group in July 2007, Mr. Owen served as President and CEO of Equity Office Properties LLC from February 2007 to June 2007, as Executive Vice President and Chief Operating Officer of Equity Office Properties Trust from October 2003 to February 2007, and as Chief Operating Officer of Jones Lang LaSalle Inc’s Americas Region from April 1999 to October 2003. Prior to April 1999, Mr. Owen held positions as Executive Vice President and Chief Operating Officer, Chief of Staff, and Leasing Director with LaSalle Partners, Inc., and as Regional Sales Director at Liebherr-America, Inc. Mr. Owen earned a Bachelor of Science in Mechanical Engineering at the University of Virginia and a Masters of Business Administration from the University of Virginia’s Darden School. Mr. Owen is also a director of certain subsidiaries of Extended Stay that filed for Chapter 11 protection with Extended Stay.

JOSEPH E. TEICHMAN is our General Counsel and also serves as General Counsel of Lightstone Value Plus Real Estate Investment Trust, Inc. Mr. Teichman also serves as Executive Vice President and General Counsel of our Sponsor and as General Counsel of our Advisor. Prior to joining The Lightstone Group in January 2007, Mr. Teichman practiced law at the law firm of Paul, Weiss, Rifkind, Wharton & Garrison LLP in New York, NY from September 2001 to January 2007. Mr. Teichman earned a J.D. from the University of Pennsylvania Law School and a B.A. from Beth Medrash Govoha, Lakewood, NJ. Mr. Teichman is licensed to practice law in New York and New Jersey. Mr. Teichman is also a director of certain subsidiaries of Extended Stay that filed for Chapter 11 protection with Extended Stay.

DONNA BRANDIN is our Chief Financial Officer and Treasurer and also serves as the Chief Financial Officer of our advisor and our sponsor. Since August of 2008, Ms. Brandin has served as Chief Financial Officer of Lightstone Value Plus Real Estate Investment Trust, Inc. Ms. Brandin joined The Lightstone Group in April of 2008. Prior to The Lightstone Group, Ms. Brandin spent over three years as the Executive Vice President and Chief Financial Officer of Equity Residential, the largest publicly traded apartment REIT in the country. Prior to Equity Residential she was the Senior Vice President and Treasurer for Cardinal Health. Prior to 2000, Ms. Brandin held the Assistant Treasurer roles at Campbell Soup for two years and Emerson Electric Company for seven years. Prior to Emerson, Ms. Brandin spent 10 years at Peabody Holding Company as manager of financial reporting and then the director of planning and analysis. Ms Brandin earned her Masters in Finance at St. Louis University in Missouri and is a certified public accountant.

In determining the composition of our board of directors, our goals were to assemble a board that, as a whole, possesses the appropriate balance of professional and real estate industry knowledge, financial expertise and high-level management experience to bring a diverse set of skills and experiences to the board as a whole to oversee our business. To that end, our board includes directors who complement and strengthen the skills of other members and who also exhibit integrity, collegiality, sound business judgment and other qualities that we view as critical to effective functioning of the board. The brief biographies above include information, as of the date of this prospectus, regarding the specific and particular experience, qualifications, attributes or skills of each director or nominee that led the board to believe that the director should serve on the board.